Filed by Unilever N.V.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Unilever N.V.

Commission File Number: 001-04547

Date: April 17, 2018

The following is a presentation given by Unilever NV to the Unilever APF Trustee Board on April 17, 2018:

Presentation to Unilever APF Trustee Board Sagar Padhiar 17th April 2018

SAFE HARBOUR STATEMENT Where relevant, these actions are subject to the appropriate consultations and approvals. This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aims’, ‘expects’, anticipates’, ‘intends’, ‘seeks’, ‘looks’, ‘believes’, ‘vision’ or the negative of these terms and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group“ or “Unilever”). They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; the effect of climate change on Unilever's business; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017. This document is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “Securities Act”), or an exemption therefrom. In connection with the reorganisation of Unilever PLC and Unilever N.V. and their respective group companies (the “Simplification”) under a new holding company (“New NV”), New NV intends to file a registration statement on Form F-4, which will include a prospectus with respect to its merger with Unilever N.V. (the “Proposed Merger”) and the Simplification. The final prospectus will be delivered to the security holders of Unilever N.V.. New NV also expects to issue ordinary shares to security holders of Unilever PLC pursuant to a UK scheme of arrangement (the “Proposed Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) for which it will not file a registration statement. Unilever PLC intends to send or otherwise disseminate a scheme circular and other relevant documents relating to the Proposed Scheme and Simplification to security holders of Unilever PLC. The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this document is released, published or distributed should inform themselves about and observe such restrictions. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER N.V. ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED MERGER AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED MERGER AND THE SIMPLIFICATION. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED SCHEME AND THE SIMPLIFICATION. Shareholders and security holders will be able to obtain free copies of the prospectus, as well as other filings containing information about New NV, Unilever PLC and Unilever N.V., without charge, at the SEC’s website at http://www.sec.gov. Shareholders will also be able to obtain these documents, without charge, from Unilever’s website at http://www.unilever.com. This document does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, New NV may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction. This document does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. Any purchase of securities of New NV should only be made on the basis of information that will be contained in the prospectus to be issued in due course in connection with the proposed admission of New NV’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the "EU Prospectus"), and to be approved by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus will contain detailed information about the Company and its management, as well as financial statements and other financial data. The EU Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions. Deutsche Bank AG ("Deutsche Bank") is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany's Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. UBS Limited (“UBS”) is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. Deutsche Bank and UBS are acting exclusively for Unilever and no one else in connection with the matters referred to in this document. In connection with such matters, Deutsche Bank, UBS, each of their affiliates, subsidiaries or branches and each of them or their respectiv2e directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this document or any other matter referred to herein.

Building the Unilever of the Future 3

Recent major changes in Unilever 2005 2011 2014 2016 One Unilever 8 Clusters, 4 Categories Category Focus Connected 4 Growth Country Category Business Teams Consolidating companies into one entity at local level Optimising the Category and go-to-market organisation Sharpening strategies at global Category level with dedicated capabilities Driving further speed and agility with seamless country connectivity 4

The next steps in continuous transformation Three empowered Divisions driving performance Simplification of corporate structure Beauty & Personal Care Home Care Foods & Refreshment London London Rotterdam • • Direct connectivity to key markets Small corporate centre • • Greater flexibility for strategic portfolio change Stronger corporate governance 5 A simpler organisation, balancing scale and agility PLC New NV NV

Three empowered Divisions equipped to drive performance Beauty & Personal Care Home Care Foods & Refreshment €21 bn €11 bn €20 bn* Brand, channel, innovation and portfolio strategy In-year performance management Consumer insight, R&D, advertising Set geography growth and profit targets Supply chain investment Allocate resources dynamically in-year *excluding Spreads 6

Stronger corporate governance Improvements Continue Cancellation of high-voting preference shares UK & Dutch governance codes Closure NV Trust Office* and termination depositary receipt structure UK, Dutch, US listing rules Implement 5%+5% non pre-emption rights Annual re-election of directors incl. CEO ‘One share, one vote’ principle first time in Unilever’s history Separate Chairman and CEO Increased simplicity upon removal of detailed equalisation agreements Board with diverse experiences * Subject to approval from trustees 7

How simplification will be achieved Current Proposed New NV One new ordinary share, in New NV, for all existing NV and PLC shareholders Market Cap 100% Amsterdam London New York Euro Sterling Dollar Dutch UK This will occur via: • • A UK scheme of arrangement for PLC A Dutch statutory merger for NV No changes to Unilever’s strategy, 2020 financial goals and Board of Unilever governance 8 NVPLC Listings Dividends Corporate 55%45% Amsterdam London New YorkNew York Euro Sterling Dollar Dollar DutchUK

Indicative timeline month implementation period 9 Q3 ‘18 – Circulars sent to shareholders EGMs, shareholder votes – PLC and NV AGMs Min 6 End Q4 ’18 – Anticipated implementation March ‘18 announcement of proposal May ‘18

The next steps in the transformation Simpler  Increased strategic flexibility  Stronger corporate governance Stronger performance  10

Business performance

2017: Good all-round performance Earnings Underlying current EPS Cash Free Cash Flow Growth Underlying Sales Growth exc. spreads Margin Underlying Operating Margin +110 bps +3.5% +11% €5.4 bn +€0.6 bn +1.0% +40 bps €2.24 Underlying Volume Growth exc. spreads Gross Margin

New sources of growth New consumer trends New channels New markets demographics Iran Cuba Myanmar Ethiopia Plenty of opportunity Digital Changing Purpose-led consumers Authentic, natural & free-from Health & Beauty Experience stores Direct to consumer E-commerce

Connected 4 Growth: delivering bigger, better, faster innovation More benefits More relevant More channel focus Amazon bundles Magnum pints Lever Ayush Lifebuoy silver CIF duo Pure-leaf pop-up

C4G: shifting our portfolio towards higher growth segments By 2019 these add: 21 deals since January 2015 Primarily in Personal Care €3.5bn more turnover Prestige €3bn HPC • Premium price brands in mass • €2bn in premium positions New channels • €1.5bn emerging markets Naturals • €1bn e-commerce Disposal of Ades and spreads 2015-2017 A&D will add around 1% to USG, by 2019

2017: Broad-based category growth & margin improvement Personal Care USG Home Care USG Food USG exc. spreads Refreshment USG 4.9% 4.4% 2.9% 2.2% +110bps +60bps +160bps + +130bps UOM UOM inc. spreads Spreads USG (2.4)% UOM UOM

Full year 2017 turnover 2016 Turnover UVG UPG Spreads M&A FX 2017 Turnover exc. Spreadsexc. Spreads €53.7bn €52.7bn (2.1)% 0.9% USG +3.1% 1.0% 2.4% (0.4)%

2017: Underlying Operating Margin up 110bps to 17.5% >€2 bn total savings Drivers of underlying operating margin • • 5S well underway Reinvesting in competitiveness Gross Margin +40bps • • • Spend maintained in local currency Media & in-store spend up ca. €250m Reinvesting in brand awareness +60bps B&MI • • C4G organisation fully in place Reinvesting in capability +10bps Overheads More than two thirds of savings reinvested

Cash and Balance sheet Free cash flow €5.4bn ROIC 19.2% 19.2% 2016 2017 UOP Goodwill 2016 2017 Net debt €20.3bn Pension deficit 2016 2017 €3.2bn 2016 2017 Net debt/EBITDA: 1.9x at year end €0.6bn €12.6bn €4.8bn

2018 priorities  Complete the integration of Foods & Refreshment  Exit spreads and restructure stranded fixed costs  Stepped up innovation and execution enabled by C4G Continued focus on non-value added costs   Deliver against acquisition business cases Prepare for the next stage in our evolution

2018 outlook  Underlying sales growth in the 3-5% range Ahead of market Greater contribution from volume Lower price growth early in the year • • •  Underlying Operating Margin: continued progress to 20% • • • Continued benefit from savings programmes Stepped-up restructuring – spreads stranded costs and F&R integration Competitive B&MI spend with a step-up in the first half  Strong cash flow • On track for 100% cash conversion by 2020